CanAlaska Uranium Ltd.

FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA URANIUM COMMENCES SUMMER GEOPHYSICS

Vancouver, Canada, June 13th, 2011 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce   the commencement of two airborne ZTEM geophysical surveys, and one ground geophysical resistivity survey on its wholly-owned and joint-ventured projects in the Athabasca Basin, Saskatchewan.  The ZTEM surveys provide a new dimension for surveying electromagnetic targets, and provide superior detail at depth.

The first ZTEM survey is to cover the Hodgson project.  This large project consists of six contiguous claims totaling 24,939 ha and is located in the east-central part of the Athabasca basin, 27 kilometres northwest of the McArthur River mine and 21 kilometres west of the Cigar Lake deposit.  Exploration to-date includes lake sediment geochemistry and geophysics.  Reconnaissance ground AMT surveys confirmed a series of basement conductors and indicated the presence of conductive zones in the sandstones, structures thought to be related to uranium mineralizing events.

News Release

June 13th, 2011

CanAlaska Uranium Ltd.

The second ZTEM survey is to cover the western portion of the Carswell structure, situated in CanAlaska’s Carswell project.  CanAlaska has assembled a large land position, north and north-west of the new discoveries by Areva and UEX, and west and south of the historic Cluff Lake uranium mines, located within the basement uplift.  This survey is planned to provide geophysical technical detail never before made possible.  Previous surveys in this area have been hampered by layers of conductive units in the upper portions of the Athabasca sandstone.  The new ZTEM survey technique should make it possible to provide images of the conductive horizons in the basement below these conductive units, due to the longer wavelength signals being used to collect data.

Elsewhere on CanAlaska’s projects, a ground geophysical crew has moved back to the West McArthur project (a joint venture with MC Resources Canada Ltd.), to complete ground resistivity surveying over Grid #1 and Grid #7.  These surveys are follow-ups to a successful airborne ZTEM survey undertaken on the project last year.

CanAlaska President Peter Dasler comments: “Exploration for mineral deposits in the Athabasca has benefited greatly from recent advances in geophysical techniques.  The commercialization of the ZTEM survey method over the past year, and the simultaneous use of new “SQUID” TDEM ground geophysics survey equipment, provide a quantum leap in exploration targeting for further unconformity uranium deposits.”

Mr, Peter Dasler, P. Geo., is the qualified technical person responsible for this news release.

News Release

June 13th, 2011

CanAlaska Uranium Ltd.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 13th, 2011